

February 4, 2013

Via E-mail
Mr. Michael S. Jones
Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

     Re: **TCF Financial Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 21, 2012
              Response dated January 7, 2013
              File No. 001-10253

Dear Mr. Jones:

     We have reviewed your supplemental response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Condition Analysis

Credit Quality, page 34

1. We have read your response to prior comment number 2. Please provide a note to the table appearing in Attachment B to identify the amount of nonaccrual troubled debt restructured loans by loan type for each of the 5 years presented. In addition, expand the table to present the amount of accruing troubled debt restructured loans pursuant to Item III C 1 (b) of Guide III.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant